Exhibit 99.1

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS DATED OCTOBER 16, 2026

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: NCI)

NOTICE OF EXTRAORDINARY GENERAL MEETING

to be held on October 29, 2026

(or any adjourned meeting thereof)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of Neo-Concept International Group Holdings Limited (the “Company” or “NCI”) will be held at 3:00 p.m. on October 29, 2026 (Hong Kong time and date) at 10/F, Seaview Centre, 139-141 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong, for the purposes of considering and, if thought fit, passing the following resolutions:

Ordinary Resolutions

“1. THAT with effect from such date and time to be determined by the board of directors of the Company which in any event shall not be later than 31 December 2026 (the “Effective Date”):

(a) every two (2) to every four hundred (400) issued and unissued shares (namely, both class A ordinary shares of par value US$0.0025 each and class B ordinary shares of par value US$0.0025 each) in the share capital of the Company (the “Range”), with the exact ratio to be set at a specific number within the Range to be determined by the board of directors of the Company in their discretion by not later than the Effective Date (the “Consolidation Ratio”), be consolidated into one (1) share (the “Consolidated Share(s)”), and such Consolidated Share(s) shall have the rights and be subject to the restrictions set out in the Third Amended and Restated Memorandum and Articles of Association of the Company (the “Share Consolidation”), and that the board of directors of the Company be and is hereby granted with full authority to determine the Consolidation Ratio by not later than the Effective Date;

(b) all fractional Consolidated Share(s) will not be issued to the shareholders of the Company and the Company is, to the extent permissible under applicable laws, regulations and the memorandum and articles of association of the Company, authorised to round up any fractional shares resulting from the Share Consolidation such that each shareholder will be entitled to receive one consolidated share in lieu of any fractional share that would have resulted from the Share Consolidation;

(c) the board of directors of the Company be and is hereby granted with full authority to determine the Effective Date, failing which this resolution shall not take any effect;

(d) each director of the Company (the “Director”) be, and hereby is, authorized, approved and directed, on behalf of the Company, to execute such further documents and take such further actions as such Director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of this resolution, including without limitation, to cancel any old share certificate(s) and to issue and execute any new share certificate(s) representing the consolidated shares of the Company, and any and all actions already taken by such Director in connection with this resolution (including his/her prior execution and delivery of any document by such Director) be ratified, approved and confirmed and adopted in all respects; and

(e) the registered office provider of the Company be and is hereby instructed to make all such filings with the Registrar of Companies in the Cayman Islands to implement and give effect to the matters approved herein.”

“2. THAT the board of directors of the Company be and is hereby authorised, in its absolute discretion, to effect one or more further share consolidations of the issued and unissued shares in the share capital of the Company (namely, both class A ordinary shares and class B ordinary shares) (each, a “Further Share Consolidation”), at any one time or on multiple occasions during the period of two (2) years from the date of the EGM, on the following terms:

(a) each Further Share Consolidation shall be effected at a consolidation ratio of not less than two (2) to one (1) and not greater than five hundred (500) to one (1) (the “Range”), with (i) the exact consolidation ratio for each Further Share Consolidation to be set at a specific whole number within the Range, and (ii) the effective date and time of each Further Share Consolidation, in each case to be determined by the board of directors of the Company in its absolute discretion, provided that the cumulative consolidation ratio of all Further Share Consolidations effected pursuant to this resolution shall not exceed five hundred (500) to one (1) in the aggregate (the “Consolidation Ratio Cap”), provided further that, for the avoidance of doubt, the Share Consolidation effected pursuant to resolution 1 above shall not count towards, and shall not consume any part of, the Consolidation Ratio Cap, and provided further that the shares resulting from each Further Share Consolidation shall have the rights and be subject to the restrictions (save as to par value) set out in the Third Amended and Restated Memorandum and Articles of Association of the Company;

(b) all fractional share(s) will not be issued to the shareholders of the Company in connection with any Further Share Consolidation and the Company is, to the extent permissible under applicable laws, regulations and the memorandum and articles of association of the Company, authorised to round up any fractional shares resulting from a Further Share Consolidation such that each shareholder will be entitled to receive one consolidated share in lieu of any fractional share that would have resulted from such Further Share Consolidation;

(c) the board of directors of the Company be and is hereby granted with full authority to determine the effective date and time of each Further Share Consolidation, failing which this resolution shall not take any effect in respect of the relevant Further Share Consolidation;

(d) each director of the Company (the “Director”) be, and hereby is, authorized, approved and directed, on behalf of the Company, to execute such further documents and take such further actions as such Director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of this resolution, including without limitation, to cancel any old share certificate(s) and to issue and execute any new share certificate(s) representing the consolidated shares of the Company, and any and all actions already taken by such Director in connection with this resolution (including his/her prior execution and delivery of any document by such Director) be ratified, approved and confirmed and adopted in all respects; and

(e) the registered office provider of the Company be and is hereby instructed to make all such filings with the Registrar of Companies in the Cayman Islands to implement and give effect to the matters approved herein.”

The board of directors of the Company has fixed the close of business on 9 October 2026 (Hong Kong Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the EGM or any adjournment thereof. Holders of record of the Company’s issued shares at the close of business on the Record Date or their proxy holders are entitled to attend, and to vote at, the EGM and any adjournment thereof. Your vote is important. Whether or not you expect to attend the EGM, we request that you submit your proxy card or voting instructions as promptly as possible.

This Notice and the accompanying form of proxy are also available on the website of the Company at https://www.neo-ig.com/.

By Order of the Board of Directors,

Neo-Concept International Group Holdings Limited

/s/ Jiang Pengfei
Jiang Pengfei
Chairman of the Board and Chief Executive Officer

October 16, 2026